Exhibit 2.8.5(a)
Pure Earth, Inc.
One Neshaminy Interplex, Suite 201
Trevose, PA
January 7, 2008
Gregory W. Call
P.O. Box 92
Franklinville, NJ 08322
Gentlemen:
Reference is made to the Fifth Amendment to Stock Purchase Agreement, dated December 21, 2007, (the “Fifth Amendment”). I have had an opportunity to review the Fifth Amendment since our meeting and have found several calculation errors as follows:
1. Under section 5(c), the reference to taking 53,922 shares of the Horne Pledged Shares should be deleted since Pure Earth is entitled to receive 79,000 shares from Horne and the amount reflected as $269,610 should therefore be $395,000, representing the value of 79,000 shares of Horne Initial PEI Stock at the Assumed Value.
2. The amount reflected in section 5(d) of $868,427.10 should be $743,037.10, representing the remaining balance of the Net Asset Value Shortfall.
3. The amounts reflected in section 7 of $1,097,566.90 and $1,145,040.24 should be $1,222,956.90 and $1,275,853.77, respectively.
4. The amounts reflected in section 9 of $2,083,434.40 and $1,083,434.40 should be $2,214,248.02 and $1,214,248.02, respectively. In addition, the number of shares into which the $1,214,248.02 will be converted, will thus increase from 333,365 to 373,615.
All other provisions, terms and conditions of the Fifth Amendment remain as presented therein. If you have any questions regarding the foregoing, please feel free to call.

Very truly yours,
/s/ Brent Kopenhaver
Pure Earth, Inc
Brent Kopenhaver, CFO
Cc
Frank Reisenberger, Esquire
Gary Scharmett, Esquire
Mark Alsentzer, CEO